

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Home Properties, Inc. on Form S-8 (No. 333-147933, No. 333-115573, No. 333-74050, and No. 333-12551) of our report, dated June 25, 2012, relating to the financial statements of Home Properties Retirement Savings Plan, which appears in this Annual Report on Form 11-K.

Respectfully Submitted,

Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 25, 2012

INSERO & COMPANY CPAs, P.C.

100 Chestnut Street >> Suite 1500 >> Rochester, NY 14604 >> *ph:* 585-454-6996 >> *fax:* 585-454-4024 >> www.inserocpa.com



An Independently Owned Member
McGLADREY ALLIANCE | McGladrey



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Home Properties, LP 401(k)
Administrative Committee and Participants
of the Home Properties Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Home Properties Retirement Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Home Properties Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 25, 2012

1

INSERO & COMPANY CPAs, P.C.

100 Chestnut Street >> Suite 1500 >> Rochester, NY 14604 >> *ph:* 585-454-6996 >> *fax:* 585-454-4024 >> www.inserocpa.com

An Independently Owned Member
McGLADREY ALLIANCE | McGladrey

HOME PROPERTIES RETIREMENT SAVINGS PLAN

FINANCIAL REPORT

DECEMBER 31, 2011



HOME PROPERTIES
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Home Properties, LP 401(k)
Administrative Committee and Participants
of the Home Properties Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Home Properties Retirement Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Home Properties Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 25, 2012

1

INSERO & COMPANY CPAs, P.C.

100 Chestnut Street >> Suite 1500 >> Rochester, NY 14604 >> *ph:* 585-454-6996 >> *fax:* 585-454-4024 >> www.inserocpa.com

An Independently Owned Member
McGLADREY ALLIANCE | McGladrey

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

ASSETS	2011	2010
Investments at Fair Value		
Money Market Fund	$ **35,985**	$ 43,675
Common Stock	**3,927,338**	3,977,734
Mutual Funds	**21,026,878**	19,608,572
Common/Collective Trust	**5,420,242**	4,815,092
Total Investments at Fair Value	**30,410,443**	28,445,073
Cash	**-**	31,825
Receivables		
Employer Contributions Receivable	**30,164**	28,848
Participants' Contributions Receivable	**73,557**	70,519
Notes Receivable from Participants	**793,304**	757,853
Total Receivables	**897,025**	857,220
Total Assets	**31,307,468**	29,334,118
LIABILITIES		
Excess Contributions Payable	**68,624**	104,924
Net Assets Available for Benefits at Fair Value	**31,238,844**	29,229,194
Adjustment from Fair Value to Contract Value for Interest in a Common/Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	**(115,306)**	(159,368)
Net Assets Available for Benefits	$ **31,123,538**	$ 29,069,826

See Notes to Financial Statements.

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

Additions to Net Assets Attributed to:

Investment Income

Interest and Dividend Income	$ 759,890
Interest Income on Notes Receivable from Participants	35,352
Total Investment Income	795,242
Contributions	
Employer	1,043,593
Participants	2,420,818
Rollover	372,217
Total Contributions	3,836,628
Total Additions	4,631,870
Deductions from Net Assets Attributed to:	
Administrative Expenses	25,882
Benefits Paid to Participants	2,006,949
Net Depreciation of Investments	545,327
Total Deductions	2,578,158
Net Increase	2,053,712
Net Assets Available for Benefits - Beginning	29,069,826
Net Assets Available for Benefits - Ending	**$ 31,123,538**

See Notes to Financial Statements.

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note 1   **Description of Plan**

The following description of the Home Properties Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Home Properties, Inc. (the "Company") who have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Reliance Trust Company acts as the Trustee and The Burke Group, LLC acts as the record keeper of the Plan. Fidelity Investments ("Fidelity") serves as the custodian.

On April 8, 2011, the former Trustee and record keeper of the Plan, First Niagara Bank, sold its retirement plan administration and compliance service business to The Burke Group, LLC. In connection with that sale, The Burke Group, LLC became the record keeper for the Plan.   In addition, First Niagara Bank resigned as Trustee for the Plan effective July 1, 2011. Reliance Trust Company was appointed as Trustee effective July 1, 2011.

Contributions

Each year, participants may contribute up to 50 percent of eligible pre-tax annual compensation subject to statutory limitations, as defined in the Plan. Certain "non-worked" pay types and bonuses are excluded from the Plan definition of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes 75% of salary-reduction contributions up to a maximum of 3% of the participant's eligible compensation. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

Participant Accounts

A separate account is maintained for each of the participants. Each participant's account is credited with: (1) the participant's contributions, (2) an allocation of the Company's matching contributions, and (3) an allocation of the Plan's net earnings or losses. Subtractions are made from the participant's account for a pro rata share of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Note 1   **Description of Plan - Continued**

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Plan provides for vesting in the employer contribution account of 25% after one year, 50% after two years, 75% after three years, and 100% after four years of service.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus one percent (1%) in effect on the first day of the month in which the loan is made. Principal and interest is paid ratably through weekly or semi-monthly payroll deductions.

Payment of Benefits

The Plan provides for normal retirement benefits upon reaching age 65 and has provisions for early retirement, disability, death, hardship and termination benefits for those participants who are eligible to receive such benefits.

Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of their account.

Forfeitures

In accordance with the Plan, forfeitures of non-vested employer contributions are used to reduce future employer contributions, then to pay Plan expenses. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $68,445 and $63,778, respectively. In 2011, employer contributions and administrative expenses were reduced by $39,378 and $35,988, respectively, from forfeited non-vested accounts.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan. Costs incurred for certain recordkeeping, independent investment advisors, legal counsel, and accounting are paid by the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Note 1   **Description of Plan – Continued**

Excess Contributions Payable

The Plan failed the Actual Deferral Percentage discrimination test for 2011 and 2010. The Company elected to have highly compensated employees withdraw the excess contributions out of the Plan. These excess contributions totaled $68,624 and $104,924 for 2011 and 2010, respectively, and are included as a liability in the statements of net assets available for benefits and are netted against participant contributions in the statement of changes in net assets available for benefits.

Note 2   **Significant Accounting Policies**

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust. The statements of net assets available for benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Note 2   **Significant Accounting Policies - Continued**

Risks and Uncertainties

The Plan invests in investment securities which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Recently Accounting Pronouncements

In May 2011, the Financial Accounting Standard Board ("FASB") issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 clarifies some existing concepts, eliminates wording differences between GAAP and International Financial Reporting Standards ("IFRS"), and in some limited cases, changes some principles to achieve convergence between GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 will become effective for the Plan on January 1, 2012. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

Note 3   **Investment Valuation and Income Recognition**

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan follows the fair value measurement authoritative guidance required by GAAP for financial and nonfinancial assets and liabilities. This guidance defines fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the guidance are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

Note 3   **Investment Valuation and Income Recognition - Continued**

Level 2 inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and,
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Money Market Fund: Valued at the Net Asset Value ("NAV") of shares held by the Plan at year end.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Common/Collective Trust: Valued at NAV based on the underlying assets of the trust. The fair value of the underlying assets is obtained from information provided by the investment advisor using the audited financial statements of the common/collective trust at the respective year end. There are no redemption restrictions on this investment.

There have been no changes in the methodologies at December 31, 2011 and 2010.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note 3 **Investment Valuation and Income Recognition - Continued**

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31:

	Investments at Fair Value as of December 31, 2011		
	Level 1	**Level 2**	**Total**
Money Market Fund [a]	**$ -**	**$ 35,985**	**$ 35,985**
Common Stock	**3,927,338**	**-**	**3,927,338**
Mutual Funds			
Fixed Income	**2,159,379**	**-**	**2,159,379**
International Equity	**1,150,493**	**-**	**1,150,493**
U.S. Large - Cap	**4,845,049**	**-**	**4,845,049**
U.S. Mid - Cap	**1,106,083**	**-**	**1,106,083**
U.S. Small - Cap	**2,972,227**	**-**	**2,972,227**
Balanced	**8,793,647**	**-**	**8,793,647**
Total Mutual Funds	**21,026,878**	**-**	**21,026,878**
Common/Collective Trust [b]	**-**	**5,420,242**	**5,420,242**
Total	**$ 24,954,216**	**$ 5,456,227**	**$ 30,410,443**

	Investments at Fair Value as of December 31, 2010		
	Level 1	Level 2	Total
Money Market Fund [a]	$ -	$ 43,675	$ 43,675
Common Stock	3,977,734	-	3,977,734
Mutual Funds			
Fixed Income	1,639,927	-	1,639,927
International Equity	1,220,995	-	1,220,995
U.S. Large - Cap	4,500,098	-	4,500,098
U.S. Mid - Cap	712,590	-	712,590
U.S. Small - Cap	2,887,058	-	2,887,058
Balanced	8,647,904	-	8,647,904
Total Mutual Funds	19,608,572	-	19,608,572
Common/Collective Trust [b]	-	4,815,092	4,815,092
Total	$ 23,586,306	$ 4,858,767	$ 28,445,073

(a) This fund seeks high current income consistent with the preservation of capital and liquidity. This account primarily invests in U.S. dollar denominated money market securities of domestic and foreign issuers and repurchase agreements of which 25% of total assets are invested in the financial service industries.

(b) The fund seeks stability of principal and high current income. The fund invests primarily in stable value products, including guaranteed investment contracts ("GICs") and synthetic GICs issued by major insurance companies and money market instruments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note 4 **Investments**

The fair values of individual investments that represent more than five percent of the Plan's net assets are summarized below:

	December 31,	
	2011	**2010**
Federated Capital Preservation Fund	$ **5,420,242**	$ 4,815,092
Vanguard Lifestrategy Moderate Growth Fund	**4,324,169**	4,206,754
Home Properties, Inc. Common Stock	**3,927,338**	3,977,734
Vanguard Index Trust S&P 500 Portfolio	**3,565,327**	3,452,645
Vanguard Lifestrategy Growth Portfolio	**2,125,758**	2,397,676
Vanguard Lifestrategy Conservative Growth Fund	**1,957,125**	1,794,819
Vanguard Small Capital Index Fund	**1,870,691**	1,958,190
Vanguard Total Bond Market Index Fund	**1,723,914**	1,498,475

During 2011, the Plan's investments, including investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Home Properties, Inc. Common Stock	$ 185,787
Mutual Funds	(731,114)
	$ **(545,327)**

Note 5 **Party-In-Interest Transactions**

The Plan holds shares of common stock of Home Properties, Inc., the Plan sponsor; therefore, transactions involving this investment qualify as party-in-interest transactions. The Plan also holds shares of a money market fund that is managed by Fidelity. Fidelity is the custodian of the Plan and, therefore, transactions involving this investment qualify as party-in-interest transactions. Reliance Trust Company is Trustee for the Plan. Cash held by Reliance Trust for pending transactions, when applicable, qualify as party-in-interest transactions. Notes receivable from participants are also party-in-interest transactions.

The Plan held 68,218 shares in the Company stock at December 31, 2011 with a fair value of $3,927,338. At December 31, 2010, the Plan held 71,684 shares in the Company stock with a fair value of $3,977,734. During 2011, the participants in the Plan purchased shares in the amount of $598,543, sold shares in the amount of $834,726, and had net appreciation in the amount of $185,787.

Note 6 **Plan Termination**

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and all of the Plan assets would be distributed to participants.

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note 7 **Tax Status**

The Plan has adopted a prototype plan document. The prototype plan has received an opinion letter from the Internal Revenue Service ("IRS"), dated November 19, 2001, as to the prototype plan's qualified status. The Plan has been amended and restated since receiving the determination letter. In February 2011, the Plan Administrator applied for a new determination letter. The IRS responded on November 18, 2011 with a favorable determination letter that the Company may rely upon to establish that the terms of the Plan are in continuing compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Company and Plan Administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 8 **Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation from the financial statements to the Form 5500 at December 31:

	2011	2010
Net Assets Available for Benefits Per Financial Statements	$ 31,123,538	$ 29,069,826
Adjustment from Contract Value to Fair Value for Interest in a Common/Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	115,306	159,368
Net Assets Available for Benefits Per the Form 5500	$ 31,238,844	$ 29,229,194
Net Increase in Net Assets Available for Benefits Per Financial Statements	$ 2,053,712	
Change in Adjustment from Contract Value to Fair Value for Interest in a Common/Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	(44,062)	
Net Income Per the Form 5500	$ 2,009,650	

Note 9   **Subsequent Events**

In November 2011, the Company initiated a Nonqualified Voluntary Deferred Compensation Plan (the "Deferred Compensation Plan") which permits certain employees with annual compensation of $115,000 or more, to defer up to 50% of their annual base salary for three, five or ten years or the six month anniversary of separation from service. Under the provisions of the Deferred Compensation Plan, participants may elect to make a deferral election that is coordinated with their election under the Plan. Such deferral election shall indicate that the participant authorizes a distribution from the Deferred Compensation Plan into the Plan. Such transfer, if made, shall comply with the prohibition on contingent benefits set forth in Section 1.401(k)-i(e)(6) of the Code. In addition, the participant must make an election with respect to the Plan to elect to defer the maximum amount permitted to be deferred without violation of the Actual Deferral Percentage discrimination test. This election must be made prior to the beginning of the Deferred Compensation Plan year to which it relates. The first deferrals permitted under this Deferred Compensation Plan relate to base salary paid in 2012.

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

	Current Value
Money Market Fund	
*Fidelity Cash Reserve Fund	$ 35,985
Common Stock	
*Home Properties, Inc.	3,927,338
Mutual Funds	
Vanguard Lifestrategy Moderate Growth Fund	4,324,169
Vanguard Index Trust S&P 500 Portfolio	3,565,327
Vanguard Lifestrategy Growth Portfolio	2,125,758
Vanguard Lifestrategy Conservative Growth Fund	1,957,125
Vanguard Small Capital Index Fund	1,870,691
Vanguard Total Bond Market Index Fund	1,723,914
Vanguard Total International Stock Index Fund	1,150,493
Dreyfus-Midcap Index Fund	1,106,083
Vanguard Growth Index Fund	665,371
Vanguard Index Trust Small Capital Growth	650,336
Dimensional Advisor US Large Capital Value Portfolio	614,351
Dimensional Advisor US Small Capital Value Portfolio	451,200
DFA Inflation Protected Securities	435,465
Vanguard Lifestrategy Income Portfolio	386,595
Total Interest in Mutual Funds	21,026,878
Common/Collective Trust	
Federated Capital Preservation Fund	5,420,242
*Participant Loans (Interest rates range from 4.25% to 9.25% and maturity dates from January, 2012 to December, 2016)	793,304
Total	**$ 31,203,747**

*Denotes Party-in-Interest.